QUICK LAW GROUP PC

                                                  1035 PEARL STREET
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                                                   Phone: 720.259.3393
                                                  Facsimile: 303.845.7315


June 12, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
Office of Information Technologies and Services
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: Ms. Jan Woo
            Mr. Michael Foland

          Re:      Tapinator, Inc.
                 Registration Statement on Form S-1
                 Filed April 30, 2018
                 File No. 333-224531

Ladies and Gentlemen,

         On behalf of Tapinator, Inc. (the "Company"), we are writing to respond to the comments set forth in the comment letter of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission"), dated
May 30, 2018 (the "Comment Letter"), to Ilya Nikolayev, Chief Executive Officer of the Company, relating to the above referenced Registration Statement on Form S-1 (the "Registration Statement"). In connection with this response to the Comment Letter, the Company is contemporaneously filing via EDGAR an amendment to the
Registration Statement ("Amendment No. 1") with the Commission, responding to the Staff's comments in the
Comment Letter and updating the Registration Statement.

        References herein to page numbers are to page numbers in Amendment No.
1.

        The following is the Company's response to the Comment Letter. The Company's response is numbered to correspond to the Staff's comment as numbered in the Comment Letter. For your convenience, the Staff's comment contained in the Comment Letter has been restated below in its entirety, with the Company's response set forth immediately under such comment.

        Also enclosed, for the convenience of the Staff, is a copy of Amendment No. 1 which is marked to show changes from the relevant portions of the Registration Statement.




U.S. Securities and Exchange Commission
June 12, 2018
Page 2


Prospectus Summary
The Offering, page 2
  1. Please disclose on the cover page and in the prospectus summary that your principal shareholders, officers and directors hold a majority of the shares outstanding. Add a risk factor that discloses that your principal shareholders, officers and directors will have the ability to substantially influence corporate actions.

                      Response: The Company has made the requested revisions to include on the cover page and prospectus summary that the Company's principal shareholders, officer and directors hold a majority of the shares outstanding. The Company has also added a risk factor on page 15 to indicate such parties will have the ability to substantially influence corporate actions.

 2. The number of common shares outstanding after this offering assumes the exercise of 31,400,002 warrants. Please tell us whether the warrant holders have formally agreed to exercise the warrants at or prior to effectiveness. If not, please remove such shares from the common stock outstanding after this offering. Alternatively, if you have binding agreements for the exercise of such warrants, please include a discussion of such agreements including when the warrants will be exercised and revise your use of proceeds discussion to disclosure the amounts you will receive upon exercise.

                       Response: The warrants holders have not formally agreed to exercise the warrants at or prior to effectiveness. As such and as requested, on page 2 the Company has removed the 31,400,002 shares relating to the warrants from the common stock outstanding after this offering.

Risk Factors
It may be illegal now, or in the future, to acquire, own, hold, sell or use Ethereum, page 7

 3. You state that digital assets "generally are not regulated or are lightly regulated in most countries."
          We note, however, that certain jurisdictions, including the United States, have a regulatory framework that is applicable to these assets, particularly with respect to their issuance and trading in secondary markets. Given your disclosure that restrictions on the acquisition, ownership, holding, sale, use or trading of digital assets may have a material adverse effect on your business, please revise to address the specific risks to the company related to its compliance with existing federal securities laws and regulations.

                    Response: The Company has made the requested revisions on page 7 to revise its risk factor to address how potential restrictions on the acquisition, ownership, holding, sales, use or trading of digital assets may have a material adverse effect to the Company's business if it fails to comply with existing federal securities laws and regulations.




U.S. Securities and Exchange Commission
June 12, 2018
Page 3

Business
Products, page 27

 4. You disclose that the two games under development "will leverage blockchain technology for both payment (i.e., the purchase & sale of virtual assets) and the storage of these assets via non-fungible tokens." Please clarify whether you intend to accept payment of cryptocurrencies on your platform and disclose the currencies that are or will be accepted. To the extent that you begin to accept cryptocurrencies for payment in the future, consider whether they are securities and, if so, what material risks and/or uncertainties you will face, including those under the Investment Company
          Act of 1940.
                   Response: The Company has made the requested revision on pages 18 and 33 to clarify that the
          Company will be accepting cryptocurrencies, specifically Ethereum (or Ether) (collectively, "ETH"), as payment for its "Darkwinds" and "BitPainting" games and apps.

                  The Company has previously considered and does not believe that ETH is a security as defined by Section 2(a)(1) of the Securities Act of 1933, as amended (the "Securities Act"). Specifically, the
          Company believes that ETH is a "virtual currency," not a security.

                   The Financial Action Task Force defines "virtual currency" as (1) a medium of exchange; and/or
          (2) a unit of account; and/or (3) a store of value, but does not have legal tender status. The Company believes that ETH falls into each of these three categories. Moreover, as support for the position that ETH and other cryptocurrencies constitute "virtual currency" rather than a security, the Company notes that numerous U.S. based private and public companies have begun accepting ETH and other types of cryptocurrencies in consideration for their products and/or services. For example, Overstock.com,
          Subway, Tesla and Microsoft (with respect to certain content purchases) all accept some form of either
          ETH or cryptocurrency in various capacities.

                    The Company also believes that its acceptance of ETH will not expose it to material risks. The
          Company intends to convert whatever ETH payments it receives into USD on a regular basis and does not currently plan to hold a large amount of ETH at any point. As such, the Company believes that any fluctuations in the value of ETH will not expose the Company to any material risks.

                   Finally, although as noted above the Company does not believe ETH is a security, the Company believes that, even if ETH were deemed to be a security in the future, the Company would not be exposed to any material risk under the Investment Company Act of 1940 (the "Investment Company Act").
          Specifically, pursuant to Section 3(a) of the Investment Company Act, the Company neither plans nor expects to hold itself out or be engaged in the business of investing, reinvesting or trading of securities and/or hold and own or propose to own investment securities at any point which would exceed 40% of the value of the Company's total assets (excluding government securities and cash). The Company also does not believe that any other categories set forth in Section 3(a) are likely to ever apply to the
          Company.




U.S. Securities and Exchange Commission
June 12, 2018
Page 4

Executive Officer and Directors, page 32

 5. Please provide support for your statements that the Chief Executive Officer "created one of the first successful Facebook applications" and that he generated "a significant return for all of its investors."

                    Response: On Exhibit A hereto, the Company has provided various publicly available links and information regarding Familybuilder's FamilyTree app developed by Mr. Nikolayev to support the statements made in the Registration Statement regarding FamilyTree being one of the first successful
          Facebook applications. Additionally, the Company is providing the Staff, on a confidential basis, an analysis of the investor returns relating to Familybuilder to provide support for the Company's statements that a significant return was achieved by all investors. In the event the information regarding the investor returns is deemed to fall within the definition of "agency records" as defined in the Freedom of
          Information Act ("FOIA"), the Company requests confidential treatment for such information pursuant to
          FOIA and any applicable rules of the Commission.

General
 6. You state that the tokens or crypto-collectibles can be traded, bought or sold to users and that players have perpetual rights to trade and use their items both within and outside of the game's ecosystem.
     Please explain whether you believe your platform constitutes an exchange under the Exchange Act and, if so, what obligations you have as an exchange.

                  Response: The Company has previously considered and does not believe that the platforms used to operate either its "Darkwinds" or "BitPainting" games constitute an "exchange" as defined by Section
         3(a)(78) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Section 3(a)(78)
         defines an exchange as follows: "any organization, association, or group of persons, whether incorporated or unincorporated, which constitutes, maintains, or provides a market place or facilities for bringing together purchasers and sellers of securities or for otherwise performing with respect to securities the functions commonly performed by a stock exchange as that term is generally understood, and includes the market place and the market facilities maintained by such exchange." (emphasis added).




U.S. Securities and Exchange Commission
June 12, 2018
Page 5

                   As noted in response to the Staff's question No. 7 below, the Company does not believe and provides analysis to support its conclusion that neither the Virtual Assets nor the NFT's (as both terms are defined below) are securities as defined by Section 2(a)(1) of the Securities Act. As such and in this case, the platforms operated by the Company would not constitute exchanges under the Exchange Act.

7. Please provide a detailed analysis explaining whether you believe the non-fungible tokens and crypto-
     collectibles that will be issued as part of your Blockchain Games are securities as defined in Section
     2(a)(1) of the Securities Act. Your analysis should specifically address the distinct characteristics of each kind of token or crypto-collectible and how those characteristics affect your conclusions.

                   Response: The Company has previously considered and believes that neither (1) the limited edition trading cards associated with "Darkwinds" or the limited edition digital artworks associated with
         "BitPainting" (collectively, the "Virtual Assets") nor (2) the ERC-721 non-fungible tokens ("NFT's")
         that will be utilized for both payment and storage of the Virtual Assets are securities as defined in Section
         2(a)(1) of the Securities Act for the reasons set forth below. The analysis applies to both the "Darkwinds"
         and "BitPainting" games unless otherwise noted.

                   As the U.S. Supreme Court has noted, the definition of a security must be "flexible rather than a static principle, one that is capable of adaption to meet the countless and variable schemes devised by those who seek the use of money of others on the promise of profits." SEC v. W.J. Howey Co., 328 U.S.
         293, 299 (1946). The Company acknowledges and agrees that the definition of a security under the
         Securities Act is and should be broad in its nature in order to protect the investing public. However, the
         Virtual Assets and the NFT's utilized by the Company are not intended to be and do not operate as securities.

                  Under Howey, the Supreme Court identified a four-part test to decide what would meet the definition of a security as follows: (1) whether there in an investment of money; (2) whether the investment is in common enterprise; (3) whether there is an expectation of profits; and (4) whether that expectation of profits is solely from the efforts of others.

                  Regarding the first prong of the Howey test, the Company agrees that with respect to both games there will be the payment of money (or at least something of value in the case of ETH).

                  Regarding the second prong of the Howey test, the Company does not believe a common enterprise exists with respect to either of the games.
                    Subsequent to Howey, the courts have developed three tests to determine if a common enterprise exists. First, the horizontal approach addresses whether multiple investors pool funds into an investment and the profits of each investor correlate with those of the others. This is not the case with the Virtual
         Assets in that they work more as collectibles, as described in more detail below under the third prong of the Howey test. Second, the vertical approach addresses whether the profits are tied to a promoter. This is also not the case here. Rather, if a user does make a profit, it will likely be as result of the user's own efforts. Third, the broad vertical approach addresses whether the success of an investor depends on a promoter's expertise. Again, this is not the case here.




U.S. Securities and Exchange Commission
June 12, 2018
Page 6

                 Regarding the third prong of the Howey test, the Company does not believe that there is or should be an expectation of profits relating to the collection of the Virtual Assets.

                  Instead, the premise behind both Virtual Assets is that they are intended and in fact operate as entertainment and games for their respective users. While there is potential for a user to profit from trading a digital card or painting to another user who values the respective Virtual Asset more than the current owner, this is far from the primary objective of the games. Rather, the intent of both games is more akin to collecting antiques, baseball cards, or stamps. Both of the Virtual Assets are marketed to appeal to a user's specific interest in trading card games and historic artwork, not as investment opportunities that will appreciate in value or provide some sort of dividend.

                   Regarding the fourth prong of the Howey test, the Company does not believe that any profits relating to the collection of the Virtual Assets will result solely from the efforts of others.

                   Subsequent to Howey, the courts have interpreted this prong to include any significant or essential managerial or other efforts relating to the success of the investment. While the Company and its subsidiary will be responsible for maintaining the platforms under which both games will operate, neither will in any way be involved in or responsible for any decision of any user with respect to which trading cards or artwork to purchase or sell. These decisions will be made solely by a specific users based on his or her own personal desires and preferences with respect to the design of a certain trading card or the emotional impact of a specific work of art.

                   Based on the above, the Company believes that only the first prong of the Howey test is triggered by "Darkwinds" and "BitPainting" and, as such, neither the Virtual Assets nor the NFT's are securities as defined by Section 2(a)(1) of the Securities Act.

8. Please file updated interim financial statements in accordance with Rule 8-08 of Regulation S-X.

                  Response: The Company has made the requested revisions on pages F-24 through F-40 to include the interim financial statements for the three month periods ended March 31, 2018 and 2017 in accordance with Rule 8-08 of Regulation S-X. The Company has also included additional disclosure in the Management Discussion and Analysis section of the Registration Statement for the three months ended March 31, 2018 compared to the three months ended March 31, 2017 on pages 20 through 29.




U.S. Securities and Exchange Commission
June 12, 2018
 Page 7

 9. You state that you qualify as an emerging growth company as defined in the JOBS Act. Please revise your prospectus to:

              Describe how and when a company may lose emerging growth company status;
              Briefly describe the various exemptions that are available to you, such as an exemption from
              Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14(a) and (b) of the Securities
              Exchange Act of 1934; and
              State your election under Section 107(b) of the JOBS Act
              o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
              o If you have elected to avail yourself of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

                   Response: The Company has made the requested revisions on page 15 to include the information and discussion set forth above regarding its status as an emerging growth company under the JOBS Act.

          We hope the above responses and the revised disclosure to Amendment No. 1 have addressed appropriately all of the Staff's comments. Should you require any further information or have any questions, please do not hesitate to contact the undersigned at (720) 259-3393.




  Sincerely,

  QUICK LAW GROUP P.C.


   /s/ Jeffrey M. Quick

  Jeffrey M. Quick

cc:      Ilya Nikolayev, Tapinator, Inc.
         Andrew Merkatz, Tapinator, Inc.




                                                     Exhibit A

 Support for Statement that our CEO, Ilya Nikolayev, created one of the first successful Facebook applications and that he generated a significant return for all of
its investors.




 Familybuilder's FamilyTree App featured in CNBC interview with Mark Zuckerberg at Facebook F8 Developer's
                                             Conference in 2008
                   Familybuilder's Crunchbase profile indicating Ilya Nikolayev as Founder and providing user metrics indicating
                                                        Company's commercial
success.
                                                                         %%%


https://www.familytreemagazine.com/premium/7-genealogy-facebook-apps/

                       FamilyTree Magazine Article from April 2011 listing top Genealogy Apps on Facebook. Familybuilder's
                                                       FamilyTree App is the
first listing.


https://mashable.com/2008/02/22/ifamily-friendfee/ - RVOxLGB9h5qt
               Mashable article from 2008 detailing how Familybuilder launched in Summer 2007, and received $1.5mm in Series
                                                         A VC Funding in Feb
2008.


https://mashable.com/2008/06/27/familybuilder-anniversary/ - 2xBVq.OebGq2
               Mashable article from June 2008 detailing how FamilyTree App achieved 16 million user profiles in its first year of existence.

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ON
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